

Mail Stop 3720

May 8, 2008

Mr. John Fisbeck
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

Re: **Fortune Industries, Inc.**
          Forms 10-Q for the Quarterly Periods ended February 28, 2007 and
          May 31, 2007
          File no. 1-32543

          Fortune Industries, Inc.
          Form 10-K for the Fiscal Year Ended August 31, 2007
          Filed December 14, 2007

Dear Mr. Fisbeck:

We have reviewed your supplemental response letters dated April 24, 2007, July 31, 2007, October 26, 2007, December 27, 2007, January 29, 2008, and March 5, 2008 as well as your filings and have the following comments. As noted in our comment letter dated March 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended February 28, 2007
Form 10-Q for the quarterly period ended May 31, 2007
Form 10-K for the fiscal year ended August 31, 2007
Note 10 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 61

1. We note you response to prior comment 2 and 4. The willingness of the bank to work with the Company does not satisfy paragraph 5a of FAS 78 because the creditor did not waive or lose the right to demand payment for more than one year from the balance sheet date. Your reference that your majority shareholder agreed to pay the bank and made the representation to the auditor does not constitute a noncancelable binding agreements as outline in paragraph 4 of FAS 6. Therefore it appears that you should amend your financial statements to present the debt as a current liability. Please revise or advise in detail.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director